SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Stewart Information Services Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

860372101
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2016
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860372101	SCHEDULE 13D/A	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,315,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,315,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 860372101	SCHEDULE 13D/A	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,726,345
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,726,345
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 860372101	SCHEDULE 13D/A	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 216,790
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 216,790
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 860372101	SCHEDULE 13D/A	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 119,970
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 119,970
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 860372101	SCHEDULE 13D/A	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 119,970
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 119,970
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 860372101	SCHEDULE 13D/A	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 119,970
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 119,970
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 860372101	SCHEDULE 13D/A	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,315,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,315,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 860372101	SCHEDULE 13D/A	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,315,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,315,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 860372101	SCHEDULE 13D/A	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,315,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,315,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 860372101	SCHEDULE 13D/A	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,315,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,315,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 860372101	SCHEDULE 13D/A	Page 12 of 18 Pages

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,315,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,315,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 860372101	SCHEDULE 13D/A	Page 13 of 18 Pages

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,315,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,315,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 860372101	SCHEDULE 13D/A	Page 14 of 18 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

On October 17, 2016, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”). The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 3 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, immediately following the execution of the Agreement, (i) the Issuer caused Malcolm S. Morris and Stewart Morris, Jr. to resign from the Board and the Board accepted such resignations, and (ii) the Board appointed each of Matthew W. Morris and Clifford Press (the “Starboard Designee”) to the Board.

Promptly following the execution of the Agreement, but in any event within ten (10) business days thereof, the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”), will (1) commence a search for two (2) new independent directors (the “New Independent Directors”) and (2) retain a nationally-recognized director search firm to assist with such search (the “Search Firm”). Pursuant to the Agreement, the Nominating Committee will determine, by a majority vote, whether to recommend to the Board any potential candidate(s) for appointment as the New Independent Director(s). The Nominating Committee will endeavor in good faith to present to the Board a total of three (3) preferred candidates for the first New Independent Director position and a total of three (3) preferred candidates for the second New Independent Director Position, or if the First New Independent Director has already been appointed, a total of two (2) preferred candidates for the second New Independent Director position, in each case within thirty (30) days of the Nominating Committee’s receipt of the list of candidates from the Search Firm. Following the presentation of the preferred candidate(s) by the Nominating Committee, representatives of the Board will have up to seven (7) days to interview each candidate prior to the Board’s selection and appointment of the New Independent Directors. A candidate presented to the Board will be appointed as a New Independent Director only if approved by a Board consisting of the Starboard Designee (or substitute therefor, if applicable) with the approval of five (5) out of the seven (7) directors participating in such determination. If the first New Independent Director has already been appointed to the Board prior to the Board’s consideration of candidates for the second New Independent Director, then the first New Independent Director will participate in the appointment of the second New Independent Director and a candidate presented to the Board will be appointed as the second New Independent Director only if approved by a Board consisting of the Starboard Designee (or substitute therefor, if applicable) with the approval of six (6) out of the eight (8) directors participating in such determination. Pursuant to the Agreement, Laurie Moore and Governor Frank Keating are not permitted to participate in the selection or appointment of the New Independent Directors. The Nominating Committee and the Board will follow certain procedures set forth in the Agreement until the New Independent Directors are appointed to the Board.

Under the terms of the Agreement, if the first New Independent Director is not appointed to the Board as of the earlier of (i) sixty (60) days following the Nominating Committee’s receipt of the list of candidates from the Search Firm (subject to certain extensions) and (ii) seventy-five (75) days following the date of the Agreement (the “First Candidate Deadline”), then Starboard may select a candidate for the

CUSIP No. 860372101	SCHEDULE 13D/A	Page 15 of 18 Pages

first New Independent Director who qualifies as “independent” pursuant to the NYSE listing standards and the rules and regulations of the SEC and is not an employee or principal of Starboard. Starboard may present such candidate and one of Ernest D. Smith and Roslyn B. Pane to the Board (the “First Deadlock Candidates”). After the First Deadlock Candidates have submitted the necessary director onboarding documentation required under the Agreement and representatives of the Board have conducted customary interview(s) of the First Deadlock Candidates, the Board will select by a plurality vote one of the First Deadlock Candidates and appoint such selection to the Board as the first New Independent Director. If no First Deadlock Candidate wins a plurality vote of the Board, Starboard will indicate which of the First Deadlock Candidates will be appointed as the first New Independent Director.

If the second New Independent Director is not appointed to the Board within ninety (90) days of the date of the Agreement, then Starboard may select a candidate for the second New Independent Director who qualifies as “independent” pursuant to the NYSE listing standards and the rules and regulations of the SEC and is not an employee or principal of Starboard and present such candidate and one of Mr. Smith or Ms. Payne to the Board (the “Second Deadlock Candidates”). After the Second Deadlock Candidates have submitted the necessary director onboarding documentation required under the Agreement and representatives of the Board have conducted customary interview(s) of the Second Deadlock Candidates, the Board will select by a plurality vote one of the Second Deadlock Candidates and appoint such selection to the Board as the second New Independent Director. If no Second Deadlock Candidate wins a plurality vote of the Board, Starboard will indicate which of the Second Deadlock Candidates will be appointed as the second New Independent Director. If two New Independent Directors are not appointed to the Board within one-hundred and ten (110) days of the Agreement because of regulatory issues, then Starboard may terminate the Agreement, provided that the Board will ensure that Starboard has not less than ten (10) business days within which to submit nominations of director candidates for election to the Board at the 2017 Annual Meeting.

Under the Agreement, concurrently with the Board’s appointment of the first New Independent Director, the Board will accept the resignation of Laurie Moore from the Board. Additionally, concurrently with the Board’s appointment of the second New Independent Director, the Board will accept the resignation of Governor Frank Keating from the Board.

Pursuant to the Agreement, the Board will (i) reconstitute the Nominating Committee such that the members of the reconstituted Nominating Committee will be Thomas G. Apel, James Chadwick and the Starboard Designee (or substitute therefor, as applicable), with the Starboard Designee (or substitute therefor, as applicable) serving as Chairperson, (ii) during the Standstill Period not change the size or composition of the Nominating Committee without the prior written consent of Starboard , (iii) nominate Arnaud Ajdler, Thomas G. Apel, James Chadwick, Glenn C. Christenson, Robert L. Clarke, the Starboard Designee (or substitute therefor, as applicable), Matthew W. Morris and the New Independent Directors (the “Board Slate”) at the 2017 annual meeting of stockholders (the “2017 Annual Meeting”), (iv) recommend and solicit proxies for the election of the Board Slate as directors at the 2017 Annual Meeting, (v) accept the resignation of each member of the advisory Board, dissolve the advisory Board and terminate any existing agreements with advisory Board members regarding their service as advisory Board members, (vi) dissolve the executive committee of the Board, (vii) during the Standstill Period (as defined below) not create any advisory Board or executive committee of the Board, and (viii) during the Standstill Period not increase the size of the Board to more than nine (9) directors.

The Agreement also provides that if the Starboard Designee is unable or unwilling to serve as a director, resigns as a director or is removed as a director during the Standstill Period, and at such time Starboard has combined beneficial and economic ownership of at least three percent (3.0%) of the

CUSIP No. 860372101	SCHEDULE 13D/A	Page 16 of 18 Pages

Issuer’s Common Stock, Starboard may recommend a substitute director who must meet certain criteria specified in the Agreement.

Under the terms of the Agreement, Starboard agreed that it will not (1) nominate or recommend for nomination any person for election at the 2017 Annual Meeting, directly or indirectly, (2) submit any proposal for consideration at, or bring any other business before, the 2017 Annual Meeting, directly or indirectly, or (3) initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2017 Annual Meeting, directly or indirectly.

Further, pursuant to the terms of the Agreement, Starboard agreed that it will (1) appear in person or by proxy at the 2017 Annual Meeting and vote all shares of Common Stock beneficially owned by Starboard at the meeting, (w) in favor of the election of the Board Slate, (x) in favor of the ratification of the appointment of KPMG LLP as the Issuer’s independent auditors for 2017, (y) in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal and any other Issuer proposal or stockholder proposal presented at the 2017 Annual Meeting and (2) vote all shares of Common Stock beneficially owned by Starboard at any meeting during the Standstill Period in accordance with the Board’s recommendation on any proposal relating to the removal of any directors; provided, that if Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Issuer’s “say on pay” proposal or any other Issuer proposal or stockholder proposal presented at the 2017 Annual Meeting (other than proposals relating to the election or removal of directors), Starboard may vote in accordance with the ISS or Glass Lewis recommendation.

Starboard also agreed to certain customary standstill provisions, effective as of the date of the Agreement through the earlier of (i) fifteen (15) business days prior to the deadline for the submission of shareholder nominations for the 2018 annual meeting of the Issuer’s stockholders (the “2018 Annual Meeting”) pursuant to the Amended and Restated By-laws of the Issuer or (ii) one-hundred thirty (130) days prior to the first anniversary of the 2017 Annual Meeting (the “Standstill Period”). The standstill provisions generally prohibit Starboard from taking specified actions with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any “group” or becoming party to any voting arrangement or agreement; (iii) seeking or encouraging others to submit nominations for election or removal of directors; (iv) making shareholder proposals or offers with respect to mergers, acquisitions and other business combinations; or (v) seeking representation on the Board other than as provided in the Agreement.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

On October 17, 2016, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following exhibits:

CUSIP No. 860372101	SCHEDULE 13D/A	Page 17 of 18 Pages

Exhibit	Title
3	Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Juliet LLC, Starboard Leaders Fund LP, Starboard Leaders Select II LP, Starboard Leaders Select II GP LLC, Starboard Leaders Select Fund LP, Starboard T Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld and Marvell Technology Group Ltd., dated April 25, 2016.

CUSIP No. 860372101	SCHEDULE 13D/A	Page 18 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2016

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

      its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

      its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

      its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

      its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

      its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith

Name:	Jeffrey C. Smith
Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld.